NEWS RELEASE

Company Contact:
Terri MacInnis, Director of Investor Relations Bibicoff & Associates, Inc. Phone: (818) 379-8500
Email: terrimac@bibicoff.com

COMMAND SECURITY CORPORATION REPORTS
THIRD QUARTER AND NINE-MONTH RESULTS

Lagrangeville, New York***February 13, 2007***Command Security Corporation (OTCBB: CMMD.OB) announced today its results for the third quarter and nine-month periods ended December 31, 2006.

Revenues for the three months increased $2,689,203, or 12.6%, to $24,092,767, compared with revenues of $21,403,564 in the same period of the prior year. Operating income for the quarter was $339,048, compared with $357,450 in the same period of the prior year. Net income for the quarter was $225,341, or $0.02 per share, as compared with $301,147, or $0.03 per share, in the same period of the prior year.

Revenues for the nine months increased $6,064,301, or 9.4%, to $70,309,349, compared with revenues of $64,245,048 in the same period of the prior year. Operating income for the nine months was $796,194 compared with $426,479 in the same period of the prior year. Net income for the nine months was $604,454, or $0.06 per share, as compared with $272,855, or $0.03 per share, in the same period of the prior year.

The increase in revenues for the three and nine month periods was primarily due to expanded services to new and existing airline customers including new airport locations in Pittsburgh, Pennsylvania, Oakland, California, and Seattle, Washington; and the purchase of a security services business in Florida. Operating income for the three and nine months ended December 31, 2006 includes expenses for professional fees of approximately $547,000 and $1,635,000, respectively, related primarily to the Company’s one-year consulting agreement with Giuliani Security & Safety, a leading security consulting firm.

Commenting on the results, Barry I. Regenstein, Command’s President, said, “We are pleased with continuing improvements in our financial performance and the dedication of our employees in delivering consistent service quality to our valued customers and business partners. Our recent sales and marketing efforts have resulted in a number of new aviation and security services contracts which have commenced or will commence during our 2007 third and fourth fiscal quarters. In addition to our customer gains, we have been successful in recruiting new management talent to join our team and expect their contributions to have a positive influence throughout our organization. We’re certainly excited about our prospects for the future and look forward to continued growth and profitability.”

Command Security Corporation (www.commandsecurity.com) provides aviation and security services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Oregon, Pennsylvania and Washington.

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2006, and such other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Revenues	$24,092,767	$21,403,564	$70,309,349	$64,245,048
Operating income	339,048	357,450	796,194	426,479
Net income	$225,341	$301,147	$604,454	$272,855
Net income per common share
Basic	$0.02	$0.03	$0.06	$0.03
Diluted	$0.02	$0.03	$0.06	$0.03
Weighted average number of common shares outstanding
Basic	10,137,970	9,022,694	10,137,970	8,401,501
Diluted	10,636,968	9,696,159	10,590,394	9,348,788

Balance Sheet Highlights	December 31, 2006	March 31, 2006
	(Unaudited)	(Audited)

Cash	$155,471	$32,243
Accounts receivable	17,361,454	13,804,100
Total current assets	20,709,562	16,848,929
Total assets	22,867,611	18,113,299
Total current liabilities	13,935,366	10,011,184
Short-term debt	8,095,549	3,436,354
Long-term debt	10,440	27,957
Stockholders’ equity	8,434,091	7,624,697
Total liabilities and stockholders’ equity	$22,867,611	$18,113,299